Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Wojciech Marciniak (contact name) Chief Specialist, Investor Relations	*Phone:*	*(48 76) 747 88 74*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 82 05*
E-mail:			
Date:	*15 May 2006*	*No of sheets:*	*1+20*

SUPPL

Please find enclosed the quarterly consolidated report of KGHM Polska Miedź S.A. prepared in accordance with IFRS for the first quarter of 2006.

06013400

dw 5/15

EXEMPTION NUMBER : 82-4639

POLISH SECURITIES AND EXCHANGE COMMISSION

Consolidated quarterly report QS 1 / 2006

(In accordance with § 86, section 2 of the Decree of the Minister of Finance dated 19 October, 2005 – Journal of Laws Nr 209, item 1744)

for issuers of securities involved in production, construction, trade or services activities

for the first quarter of 2006 comprise the period from 1 January 2006 to 31 March 2006

containing the condensed consolidated financial statements according International Financial Reporting Standards in PLN.

Publication date: 15 May 2006

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	Metals industry
(short name of the issuer)	(issuer branch title to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Skłodowskiej-Curie	48
(street)	(number)
(48 76) 74 78 200	(48 76) 74 78 500
(telephone)	(fax)
IR@BZ.KGHM.pl	www.kghm.pl
(e-mail)	(www)
692-000-00-13	390021764
(NIP)	(REGON)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	1 quarter accrued period from 1 January 2006 to 31 March 2006	1 quarter accrued period from 1 January 2005 to 31 March 2005	1 quarter accrued period from 1 January 2006 to 31 March 2006	1 quarter accrued period from 1 January 2005 to 31 March 2005
I. Sales	2 703 709	1 919 551	703 066	478 059
II. Operating profit	1 024 849	598 280	266 499	149 000
III. Profit before taxation	1 082 871	628 106	281 587	156 428
IV. Profit for the period	873 333	511 899	227 099	127 487
V. Profit for the period attributable to shareholders of parent entity of the Group	872 780	511 198	226 955	127 313
VI. Profit for the period attributable to minority interests	553	701	144	175
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	4.36	2.56	1.13	0.64
IX. Net cash generated from operating activities	385 546	66 097	100 256	16 461
X. Net cash used in investing activities	(267 240)	(199 705)	(69 492)	(49 736)
XI. Net cash used in/ generated from financing activities	(13 849)	2 985	(3 601)	744
XII. Total net cash flow	104 457	(130 623)	27 163	(32 531)
	At 31.03.2006	**At 31.12.2005**	**At 31.03.2006**	**At 31.12.2005**
XIII. Current assets	4 527 144	4 210 089	1 150 277	1 090 753
XIV. Non-current assets	7 016 567	6 884 296	1 782 800	1 783 589
XV. Available-for-sale non-current assets and assets included in disposal group	7 400	7 566	1 880	1 960
XVI. Total assets	11 551 111	11 101 951	2 934 957	2 876 302
XVII. Current liabilities	3 290 808	3 213 965	836 143	832 676
XVIII. Non-current liabilities	1 566 392	1 530 665	397 996	396 566
XIX. Equity	6 693 911	6 357 321	1 700 818	1 647 060
XX. Minority interest	14 821	14 631	3 766	3 791

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated balance sheet

	At	
Assets	**31 March 2006**	**31 December 2005**
Non-current assets		
Property, plant and equipment	5 590 017	5 581 193
Intangible assets	85 625	89 248
Investment property	28 250	28 250
Investments in associates	978 104	931 173
Deferred income tax assets	251 211	162 610
Available-for-sale financial assets	58 030	55 469
Held-to-maturity investments	44	44
Derivative financial instruments	10 718	20 548
Trade and other receivables	14 568	15 761
	7 016 567	**6 884 296**
Current assets		
Inventories	1 236 913	1 244 576
Trade and other receivables	1 071 525	912 669
Receivables due to current income tax	1 249	2 878
Derivative financial instruments	234 105	171 645
Cash and cash equivalents	1 983 352	1 878 321
	4 527 144	**4 210 089**
Held-for-sale non-current assets and assets included in disposal group	7 400	7 566
TOTAL ASSETS	**11 551 111**	**11 101 951**
Equity and liabilities		
EQUITY		
Equity attributable to shareholders of the Company		
Share capital	2 000 000	2 000 000
Other capital	(1 332 722)	(796 342)
Retained earnings	6 011 812	5 139 032
	6 679 090	**6 342 690**
Minority interests	**14 821**	**14 631**
TOTAL EQUITY	**6 693 911**	**6 357 321**
LIABILITIES		
Non-current liabilities		
Trade and other payables	12 935	13 847
Borrowings	57 098	63 388
Derivative financial instruments	225 073	210 298
Deferred income tax liabilities	19 580	16 566
Liabilities due to employee benefits	831 774	816 169
Provisions due to other liabilities and charges	419 932	410 397
	1 566 392	**1 530 665**
Current liabilities		
Trade and other payables	1 075 004	1 429 258
Borrowings	41 918	48 477
Current income tax liabilities	115 410	397 963
Derivative financial instruments	1 871 074	1 150 239
Liabilities due to employee benefits	69 328	68 646
Provisions for other liabilities and charges	118 074	119 382
	3 290 808	**3 213 965**
TOTAL LIABILITIES	**4 857 200**	**4 744 630**
TOTAL EQUITY AND LIABILITIES	**11 551 111**	**11 101 951**

EXEMPTION NUMBER : 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated income statement

	Period	
	for 3 months ended at 31 March 2006	**for 3 months ended at 31 March 2005**
CONTINUED ACTIVITIES:		
Sales	2 703 709	1 919 551
Cost of sales	(1 503 010)	(1 150 877)
Gross profit	**1 200 699**	**768 674**
Selling and marketing costs	(43 224)	(38 314)
Administrative expenses	(166 375)	(158 655)
Other income/costs net	33 749	26 575
Operating profit	**1 024 849**	**598 280**
Financial income/costs - net	10 482	(21 378)
Share of profits of associates accounted for using the equity	47 540	51 204
Profit before income tax	**1 082 871**	**628 106**
Income tax expense	(209 538)	(116 207)
Profit for the period	**873 333**	**511 899**
attributable to:		
shareholders of the parent entity	872 780	511 198
minority interests	553	701
Earnings per share attributable to the shareholders of the parent entity during the period (PLN per share)		
– basic/ diluted	4.36	2.56

EXEMPTION NUMBER : 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated statement of changes in equity

	Attributable to shareholders of Company			Minority interests	Total equity
	Share capital	Other capital	Retained earnings		
At 1 January 2005	7 413 573	201 550	(1 976 873)	17 701	5 655 951
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39	-	10 293	-	-	10 293
At 1 January 2005 after restatement	7 413 573	211 843	(1 976 873)	17 701	5 666 244
Losses due to changes of fair value of available for sale financial assets	-	(4 256)	-	-	(4 256)
Impact of cash flow hedging	-	(191 699)	-	-	(191 699)
Deferred income tax	-	35 372	-	-	35 372
Total income/expenses recognised directly in equity	-	**(160 583)**	-	-	**(160 583)**
Profit for the period	-	-	511 198	701	511 899
Transactions with minority interest	-	-	-	(156)	(156)
Total recognised income/ expenses	-	**(160 583)**	**511 198**	**545**	**351 160**
At 31 March 2005	**7 413 573**	**51 260**	**(1 465 675)**	**18 246**	**6 017 404**
At 1 January 2006	**2 000 000**	**(796 342)**	**5 139 032**	**14 631**	**6 357 321**
Fair value gains on available for sale financial assets	-	2 722	-	-	2 722
Impact of cash flow hedging	-	(663 220)	-	-	(663 220)
Deferred income tax	-	124 118	-	-	124 118
Total income/expenses recognised directly in equity	-	**(536 380)**	-	-	**(536 380)**
Profit for the period	-	-	872 780	553	873 333
Transactions with minority interest	-	-	-	(363)	(363)
Total recognised income/expenses	-	**(536 380)**	**872 780**	**190**	**336 953**
At 31March 2006	**2 000 000**	**(1 332 722)**	**6 011 812**	**14 821**	**6 693 911**

EXEMPTION NUMBER : 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated cash flow statement

	Period	
	for 3 months ended at 31 March 2006	**for 3 months ended at 31 March 2005**
Cash flow from operating activities		
Cash generated from operations	837 477	361 722
Income tax paid	(451 931)	(295 625)
Net cash generated from operating activities	**385 546**	**66 097**
Cash flow from investing activities		
Purchase of intangible assets and property, plant and equipment	(268 364)	(211 908)
Proceeds from sale of intangible assets and property, plant and equipment	38	346
Purchase of held to maturity financial assets		(9 050)
Proceeds from sale and realisation of held to maturity financial assets		9 000
Purchase of available-for-sale financial assets		(2 171)
Proceeds from sale of available-for-sale financial assets	396	3 688
Purchase of other financial assets	(301)	
Interest received	36	245
Dividends received	609	494
Other investment expenses	346	9 651
Net cash used in investing activities	**(267 240)**	**(199 705)**
Cash flow from financing activities		
Buyback of bonds and other debt securities		(1 400)
Proceeds from borrowings	7 992	14 242
Repayments of borrowings	(19 836)	(5 765)
Interest paid	(1 091)	(3 249)
Dividends paid to minority interest		(35)
Payments of liabilities due to financial leasing	(893)	(753)
Other financial expenses	(21)	(55)
Net cash used in / generated from financing activities	**(13 849)**	**2 985**
Total net cash flow	**104 457**	**(130 623)**
Cash and cash equivalents at beginning of the period	1 878 321	523 174
Exchange gains on cash and cash equivalents	574	2 183
Cash and cash equivalents at end of the period	**1 983 352**	**394 734**
including restricted cash and cash equivalents	52 381	44 800

EXEMPTION NUMBER: 82-4639

Notes to the condensed consolidated financial statement of KGHM Polska Miedź S.A. prepared for the first quarter of 2006

I. Basis for preparation of financial statements

The following financial statements have been prepared under International Financial Reporting Standards approved by the European Union.

1. Introduction

The following quarterly report includes condensed consolidated financial statements for the following periods:

- the current period from 1 January to 31 March 2006
- the comparable period from 1 January to 31 March 2005

KGHM Polska Miedź S.A. – as the parent entity of a Group, fully consolidated 23 subsidiary entities in the current quarter while 2 associated entities were accounted for using the equity method.
Beginning from 1 January 2005 *(based on IAS 8 par. 8, which allows exemption from the application of principles described in IFRS if the results of such an exemption are immaterial)*, the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., PEW Aquakonrad S.A. in liquidation and TUW Cuprum. Altogether, 4 subsidiaries were not included, and the shares in one associated entity were measured at cost and reflecting an impairment loss, in the consolidated financial statements presented. Exclusion of these entities from consolidation did not effect the honest presentation of the assets, financial result and cash flows.

Data justifying the exclusion of entities from consolidation at 31 March 2006

Name of company	Total assets at 31 March 2006 ('000 PLN)	Percentage share in total assets of parent entity (%)	Net revenues from the sale of goods for resale and products together with income from financial operations for the period from 1 January 2006 to 31 March 2006 ('000 PLN)	Percentage share in revenues of parent entity (%)
Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM" *	50 544	0.4406	4 532	0.1613
AQUAKONRAD S.A. in liquidation	1 211	0.0106	44	0.0016
PCPM sp. z o.o.	699	0.0061	668	0.0238
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	1 712	0.0149	1 855	0.0660
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	1 189	0.0104	1 185	0.0422

* *the assets of TUW CUPRUM represent coverage of the technical insurance provisions*

EXEMPTION NUMBER : 82-4639

(amounts shown are in '000 PLN unless otherwise indicated)

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data denominated in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***3.8456 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 March 2006, the rate of ***3.9357 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***4.0153 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2005, the rate of ***3.8598 PLN/EUR***

3. Accounting principles

The basis for these consolidated financial statements was the separate financial statements of the parent entity and of the subsidiaries of the Group, prepared on the basis of accounts maintained in accordance with Polish accounting standards. For purposes of the consolidated financial statements data from the separate financial statements were restated to be in conformity with accounting principles in force in the KGHM Polska Miedź S.A. Group, prepared under International Accounting Standards and International Financial Reporting Standards approved by the European Union. These principles were published on 20 April 2006 in the consolidated financial report RS 2005.

These financial statements are presented in accordance with IAS 34 „Interim financial reporting", applying the same principles for the current and comparable periods. Presentation of the comparable period applied the changes in IAS 39, „Financial instruments: recognition and measurement" in force from 1 January 2006. These changes related to the definition and principles of recognition of financial instruments qualified as financial instruments at fair value through profit or loss. According to IAS 39, the shares in the AIG fund do not meet the new definition of this category and, based on transition regulations, the KGHM Polska Miedź S.A. Group reclassified them as financial instruments available for sale. The fair value of financial assets excluded from the category financial instruments at fair value through profit or loss at 1 January 2006 amounted to PLN 27,464 thousand. The [illegible] [illegible] but did not affect the carrying value of the shares of the AIG fund.

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN unless otherwise indicated)

II. Business segments

Information on business segments for the period from 1 January 2006 to 31 March 2006

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
SALES					
External sales	2 471 615	125 318	106 776	-	2 703 709
Inter-segment sales	38 983	1 145	335 470	(375 598)	-
Total sales	**2 510 598**	**126 463**	**442 246**	**(375 598)**	**2 703 709**
RESULT					
Segment result	1 072 901	31 792	85 448	(47 340)	1 142 801
Unallocated costs of Group as a whole					(117 952)
Operating profit	-	-	-	-	**1 024 849**
Net financial costs	-	-	-	-	10 482
Share of profit of associates	-	-	-	-	47 540
Profit before income tax	-	-	-	-	**1 082 871**
Income tax	-	-	-	-	(209 538)
Profit for the period	-	-	-	-	**873 333**

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	7 781 373	1 233 432	1 073 215	(267 973)	9 820 047
Investments in segment - in subordinated entities accounted for using the equity method	-	976 333	1 771	-	978 104
Unallocated assets of Group as a whole	-	-	-	-	752 960
Total consolidated assets					**11 551 111**
Segment liabilities	2 155 835	54 561	298 151	(157 158)	2 351 389
Unallocated liabilities of Group as a whole	-	-	-	-	2 505 811
Total consolidated liabilities					**4 857 200**
Investment expenditures	75 033	11 066	34 135	-	120 234
Depreciation on property, plant and equipment	91 332	20 394	16 105	(1 696)	126 135
Amortisation on intangible assets	2 635	1 117	1 076	(6)	4 822
Impairment of property, plant and equipment recognised in income statement	293	39	5	-	337
Impairment of intangible assets recognised in income statement	-	-	466	(350)	116
Other non-monetary costs	27 512	1 298	2 250	442	31 502

EXEMPTION NUMBER : 82-4639

(amounts shown are in '000 PLN unless otherwise indicated)

III. Items affecting assets, liabilities, equity, the net financial result or cash flow, which are unusual as respects their type, amount or degree of influence

1.1 Changes in the commitment of KGHM Polska Miedź S.A. in companies of the Group in the first quarter of 2006

On 25 January 2006, the General Shareholders Meeting of „Zagłębie" Lubin Sportowa Spółka Akcyjna (in which KGHM Polska Miedź S.A. and companies of the Group hold 79.51% of the shares), resolved to increase the share capital of the company by PLN 9 560 thousand, through the issuance of 9 560 shares of series „AD" with a face value equal to the issuance price, i.e. PLN 1 000 per share. All of the shares in the [illegible] of this report, the increase in share capital had not yet been registered. Following registration, KGHM Polska Miedź S.A. will own 79.23% of the share capital of „Zagłębie" Lubin SSA. This company will use the funds acquired from the increase in share capital for investment purposes.

On 6 February 2006, the General Shareholders Meeting of INTERFERIE S.A. (in which 100% of the shares are owned by companies of the Group, i.e. KGHM Polska Miedź S.A., KGHM Metale DSI S.A. and Centrum Badań Jakości sp. z o.o.) resolved to list all of the shares of the company on the Warsaw Stock Exchange and to increase the share capital of the company by PLN 25 000 thousand, through the issuance of 5 000 000 shares of series „B" with a face value of PLN 5.- per share and the acquisition of these shares by a third party as aport of a public offer, excluding the right of first refusal by current shareholders. Registration of this increase in share capital will take place following the public listing of these shares. This company will use the funds acquired from the increase in share capital for development investment.

On 7 February 2006, the General Shareholders Meeting of KGHM Cuprum sp. z o.o. – CBR (a subsidiary 100% owned by KGHM Polska Miedź S.A.) resolved to increase the share capital of the company by PLN 5 000 thousand, through the issuance of 10 000 shares with a face value of PLN 500 each. All of the shares in the increased share capital were acquired by KGHM Polska Miedź S.A. At the date of preparation of this report, the increase in share capital had not yet been registered. This company will use the funds acquired from the increase in share capital for investment purposes.

On 23 February 2006, an increase in share capital was registered by the company PHP Mercus Sp. z o.o. [illegible] Miedź S.A.). The share capital of this company was increased by PLN 4 258 thousand. All of the shares were acquired by KGHM Polska Miedź S.A. Following registration, the share capital of PHP Mercus Sp. z o.o. amounts to PLN 10 733 thousand. KGHM Polska Miedź S.A. owns 100% of the shares of this company. PHP Mercus Sp. z o.o. will use the funds acquired from the increase in share capital for investments related to development and the replacement of equipment.

1.2 Condition and financial results of significant companies

The greatest impact on the Group is from the Parent Entity as well as from:

- DIALOG S.A. – a subsidiary in which KGHM Polska Miedź S.A. owns 100% of the shares, and
- Polkomtel S.A., in which KGHM Polska Miedź S.A. owns 19.61% of the shares.

DIALOG S.A.

In the first quarter of 2006, i.e. during the period from 1 January to 31 March 2006, DIALOG S.A. achieved the following results:

Sales	[illegible]
Profit on sales	PLN 22 586 thousand,
EBITDA	PLN 44 616 thousand,
Net profit	PLN 19 917 thousand.

(amounts shown are in '000 PLN unless otherwise indicated)

Analysis of the results of DIALOG S.A. in the first quarter of 2006 with respect to the results achieved in the comparable prior period.

The results achieved by the company in the first quarter of 2006 are a result of continuation of a strategy based on building the value of the company through increasing its range of services and rationalising costs and investment expenditures whilst simultaneously increasing its subscriber base.

In the first quarter of 2006 DIALOG S.A. earned PLN 126 463 thousand in revenues from sales (versus PLN 122 727 thousand in the first quarter of 2005 – an increase of 3%), achieving a profit on sales of PLN 22 586 thousand, and an operating profit of PLN 22 456 thousand. EBITDA in DIALOG S.A. in the first quarter of 2006 amounted to PLN 44 516 thousand (the EBITDA% margin amounted to 35%). The profitability on sales and the high level of EBITDA are the result of continuing activities aimed at optimising operating costs and at improving the structure of revenues, which are changing dynamically. The company is earning ever-less income from voice revenues, whilst the decrease in revenues from traditional voice services is being compensated by the development of additional services, based mainly on internet access. Thanks to the restructurisation of its debt in 2005, DIALOG is generating lower financial costs than in previous periods. In the first quarter of 2006 net financial costs amounted to PLN 2 539 thousand versus PLN 11 255 thousand in the comparable prior period.
After the balance sheet date, i.e. on 11 May 2006 the company refinanced its remaining debt in the nominal amount of PLN 200 000 thousand, through the redemption from KGHM Polska Miedź S.A. of bonds in this amount. The company financed this operation partially through the use of its internal funds, and partially utilising funds arising from a commercial bank loan.
In 2006 the company realises an investment program aimed primarily at increasing its internet services based on broadband xDSL technology, continues to pursue the program of increasing its subscriber base through dedicated investments mainly for a business client. At the end of the first quarter of 2006 it had 727 thousand built lines and 443 thousand ringing lines. The business-mix ratio (calculated as the number of ringing institutional customer lines to the number of total ringing lines, less the service lines of DIALOG S.A.) amounted to 28%. At the end of the first quarter of 2006, 80 thousand internet users were accessing the internet, mainly for full-time access, through monthly, lump-sum payments.

Important events

Based on an agreement dated 5 December 2005 regarding restructuring the debt of DIALOG S.A. on 11 May 2006 the company has redeemed from KGHM Polska Miedź S.A. bonds in the nominal amount of PLN 200 000 thousand.

Based on the recommendation of an adviser, KGHM Polska Miedź S.A. is in the process of acquiring an investor for DIALOG S.A.
KGHM Polska Miedź S.A. is currently working on developing a new strategy, including in regard to its telecoms assets. Based on an approved strategy, the Company will take appropriate decisions regarding its further commitment in Telefonia DIALOG S.A.

Polkomtel S.A.

The value of the shares of Polkomtel S.A. at 31 March 2006 accounted for using the equity method in the financial statements of the KGHM Polska Miedź S.A. Group is PLN 976 333 thousand.

In the first quarter of 2006, Polkomtel S.A. achieved the following results:

Sales	PLN 1 709 [illegible]07 thousand,
Profit on sales	PLN 327 804 thousand,
EBITDA	PLN 579 037 thousand,
Net profit	PLN 241 [illegible]95 thousand.

(amounts shown are in '000 PLN unless otherwise indicated)

Analysis of the results of Polkomtel S.A. in the first quarter of 2006 with respect to the results achieved in the comparable prior period.

In the first quarter of 2006 the company earned revenues from sales of PLN 1 709 307 thousand (analogously in the first quarter of 2005 revenues amounted to PLN 1 459 292 thousand - an increase of 17%), achieving a profit on sales of PLN 327 804 thousand. In the first quarter of 2006 Polkomtel S.A. achieved EBITDA of PLN 579 037 thousand (an increase of 5% versus the first quarter of 2005). The company earned a net profit of PLN 241 195 thousand.

Important events

In December 2005 a group of financial institutions announced a bid for the purchase of the shares of TDC. As a result of settlement of this bid there was a change of control over this entity. Based on the statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) have obtained, in accordance with §12.14 of the Statutes of Polkomtel S.A., the right to acquire a total of 4 019 780 shares held by TDC Mobile International A/S in Polkomtel S.A., in a proportion equal to the percentage of the shares held by each shareholder in Polkomtel S.A., other than the shares held by TDC Mobile International A/S. The purchase offer was delivered by TDC Mobile International A/S to the remaining shareholders on February 8, 2006. On March 10, 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." ("Agreement"). The signing of the Agreement was preceded by signing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposing of All Shares Held in Polkomtel S.A." between KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A.

The Agreement has been executed in result of the execution of the acquisition right of KGHM Polska Miedź S.A., PKN Orlen S.A., PSE and Węglokoks with respect to the shares referred to in the offer by TDC Mobile International A/S. There is a dispute between Vodafone Americas Inc. and TDC Mobile International A/S connected with this offer and in connection with such dispute the injunction of February 24, 2006 as described below has been instituted.

Pursuant to the Agreement, KGHM Polska Miedź S.A. may acquire 980 486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (being the equivalent of PLN 833 per share, based on the exchange rate from rate table nr 50/A/NBP/2006 dated 10 March 2006), i.e. for a total price not higher than EUR 209 863 thousand (being the equivalent of PLN 816 473 thousand). Upon KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. acquiring the shares pursuant to the Agreement, together with already-held shares, the said entities will hold in aggregate more than 75% of the total number of shares of Polkomtel S.A. Upon settlement of this transaction KGHM Polska Miedź S.A. will own 24.4% of the share capital of Polkomtel S.A.

The parties have committed themselves to vote together at General Shareholders Meetings of Polkomtel S.A. for the payment of a shareholders dividend, based on law currently in force, of retained net profit for the years preceeding 2005, 100% of net profit for 2005 and 2006, and no less than 50% of the net profit of Polkomtel S.A., which will be achieved in subsequent financial years. The amount of the dividend paid to the seller, minus interest calculated from the maximum purchase price of the shares, would result in a decrease in the final purchase price of the shares.

The Agreement has been executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw on February 24, 2006 or absence of any other injunction instituted by any other judiciary authority (or any other measure of a similar nature) prohibiting a transfer of shares in Polkomtel S.A. covered by the Agreement by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as the purchasers have the right not to purchase the shares of Polkomtel S.A. if by March 10, 2009 (or such other date as the parties may agree) the abovementioned condition precedent is not fulfilled, or until that date other circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase from TDC Mobile International A/S of the shares covered by the Agreement, as a result of which the Agreement shall terminate as of that date.

(amounts shown are in '000 PLN unless otherwise indicated)

By executing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposal of All Shares Held in Polkomtel S.A.", KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. terminated the "Shareholders Agreement on Cooperation in Restructuring the Engagement of Polish Shareholders in Polkomtel S.A." of July 2005, as amended.
On March 10, 2006, Vodafone Americas Inc. filed suit at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as the Second to Fifth Auxiliary Respondents. In this suit, Vodafone Americas Inc. has questioned, among others, the manner of setting the price by TDC International A/S in the offer addressed to the other shareholders.

At the present time it is not possible to state when these arbitration proceedings will be concluded, nor the results of these proceedings.

2. Measurement of financial assets and property, plant and equipment

Financial assets

Due to the valuation and settlement in the parent entity of future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after reflecting the results in deferred tax, the revaluation reserve was decreased in the current quarter by PLN 538 584 thousand.

Due to the valuation of financial assets available for sale at fair value, after reflecting the results in deferred tax, other equity was increased by PLN 2 204 thousand.

Due to the measurement of derivative instruments to fair value there was an increase in profit of PLN 16 377 thousand.

Property, plant and equipment and receivables

Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the consolidated financial result was decreased in the current quarter by PLN 130 957 thousand.

Due to the valuation of property, plant and equipment, the financial result was decreased by PLN 1 159 thousand, of which PLN 706 thousand is due to the valuation of inventories to net sale price, while PLN 453 thousand is due to the valuation of property, plant and equipment to market value.

Assets and the financial result in the current quarter were also affected by provisions for receivables together with interest (an excess of provisions released over created), thereby increasing the result in the amount of PLN 1 517 thousand.

The measurement of other assets did not significantly affect the consolidated financial statements.

IV. Bank and other loans and other sources of external financing

	31 March 2006	31 December 2005
Non-current	**57 098**	**63 388**
Bank loans	4 206	8 823
Loans	28 181	29 181
Liabilities due to financial leasing	24 711	25 384
Current	**41 918**	**48 477**
Bank loans	26 410	31 751

(amounts shown are in '000 PLN unless otherwise indicated)

Loans	9 600	10 492
Liabilities due to financial leasing	5 908	6 234
Total	**99 016**	**111 865**

V. Restructurisation

No restructuring activities were carried out during the current financial period.

VI. Discontinued operations

No operations were discontinued in the current financial period.

VII. Business combinations

No other entities were combined with the Group, and there were no combinations of entities within the Group in the current financial period.

VIII. Disposal of subsidiaries

No subsidiaries were disposed of in the current financial period.

IX. Information on seasonal or cyclical activities

The entities of the KGHM Polska Miedź S.A. Group are not affected by seasonal or cyclical activities.

X. Information on the issuance, redemption and repayment of debt and equity securities

There was no redemption or repayment of debt and equity securities during the period presented in the entities of the Group.

XI. Information related to a paid (or declared) dividend.

The Management Board of KGHM Polska Miedź S.A. will submit to the Ordinary General Shareholders Meeting a proposal for the distribution of profit for financial year 2005, in which it proposes payment of a dividend in the amount of PLN 1 100 000 thousand, i.e. 5.50 PLN/share.
This proposal by the Management Board received the approbation of the Supervisory Board of the Company.
The Management Board of the Company will propose to the General Shareholders Meeting the following dividend-related dates: the dividend date (record date) - 23 June 2006; the dividend payment date - 11 July 2006.
A final decision respecting the distribution of the profit of KGHM Polska Miedź S.A. for 2005 will be made by the General Shareholders Meeting of KGHM Polska Miedź S.A., which will be held on 31 May 2006.

XII. Contingent and other off-balance sheet items

At the end of the financial period estimates were made of contingent assets and liabilities, which were accounted for as off-balance sheet items.

		Receivables/ Liabilities	*Changes in the period*
			in '000 PLN
1.	**Contingent receivables**	**142 538**	**1 027**
	due to		
-	disputed State Budget issues	64 963	-
-	bill of exchange receivables	66 821	1 044
-	guarantees received	9 090	(1 681)
-	disputed, court and unresolved issues	1 664	1 664
2.	**Contingent liabilities**	**895 883**	**814 900**
	due to		
-	guarantees and security granted	51 813	(6 534)
-	bill of exchange liabilities	13 741	(5 255)
-	disputed, court and unresolved issues	3 298	730
-	contingent penalties	1 072	-
-	an agreement on the acceptance of the offer and conditional transfer of the shares in Polkomtel S.A.	825 959	825 959
3.	**Off-balance sheet liabilities due to development work and inventions**	**62 735**	**(16 986)**

XII. Type and amount of changes in estimates

1. Provisions

The effects of revaluation or creation of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future mine closure costs (restoration) in the parent entity. This provision also includes the estimated costs of dismantling and removing technological objects, for which the obligation for restoration is incurred upon the conclusion of activities as a result of prevailing law or standard practice. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 5 305 thousand.

1.2 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 15 605 thousand (after reflecting the effects in deferred tax in the amount of PLN 14 190 thousand).

1.3 future liabilities in the property tax on underground mining facilities. As a result of estimation of this risk profit was decreased by PLN 6 502 thousand.

1.4 in the current quarter the financial result was decreased by PLN 96 364 thousand due to the provision for future costs of wages together with charges, as a one-off payment during the fnancial year or after approval of the annual financial statements

2. Deferred income tax

The result of differences between the carrying value and taxable value of the balance sheet item is a change in the estimated value of deferred tax assets and deferred tax liabilities.

In the current quarter there was an increase in the tax asset in the amount of PLN 128 587 thousand, of which the following was settled:
- as an increase in the financial result PLN 3 952 thousand,
- as an increase in equity due to the measurement of hedging instruments PLN 124 635 thousand.

The increase in the deferred tax liability of PLN 43 001 thousand, was settled
- as a decrease in the financial result PLN 42 484 thousand
- as a decrease in equity due to the measurement of financial instruments available for sale PLN 517 thousand

(amounts shown are in '000 PLN unless otherwise indicated)

After compensating the asset from deferred tax liabilities, the asset at the end of the financial period was set at PLN 251 211 thousand, while deferred tax liabilities were set at PLN 19 580 thousand.

XIV. Events which occurred after the balance sheet date

Announcement of bankruptcy.
On 5 April 2006 the Regional Court in Jelenia Góra, Section VIII (Economic) for bankruptcy and remediary proceedings, issued a ruling upon declaration of bankruptcy of the company Przedsiębiorstwo Eksploatacji Wód AQUAKONRAD S.A. in liquidation. PEW AQAKONRAD, a subsidiary of the Group, is not subject to consolidation due to its lack of impact on the honest presentation of assets, financial result and cash flows in the consolidated financial statements.

Dividend from Polkomtel S.A.
On 10 May 2006 the Ordinary General Shareholders Meeting of Polkomtel S.A. was held, during which the shareholders resolved that Polkomtel S.A. will pay a dividend to its shareholders, in accordance with applicable law, of retained net profit for the years preceeding 2005 and of net profit for 2005. The total amount of the dividend is PLN 2 352 375 thousand (representing PLN 114.75 per share) and will be paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. Given the fact that KGHM Polska Miedź S.A. owns 19.61% of the share capital of Polkomtel S.A., the amount of the dividend attributable to KGHM Polska Miedź S.A. is PLN 461 269 755. The Ordinary General Shareholders Meeting of Polkomtel S.A. has set the dividend payment date as 17 July 2006.

Other information to the consolidated quarterly report

QS 1/2006

(pursuant to § 91 sec. 9 in connection with sec. 6 of the Decree of the Minister of Finance dated 19 October 2005 - Journal of Laws Nr 209, item 1744)

I. Selected financial data

SELECTED FINANCIAL DATA	in '000 PLN		in '000 EUR	
	I quarter /2006 period from 1 January 2006 to 31 March 2006	I quarter /2005 period from 1 January 2005 to 31 March 2005	I quarter /2006 period from 1 January 2006 to 31 March 2006	I quarter /2005 period from 1 January 2005 to 31 March 2005
I. Sales	2 703 709	1 919 551	703 066	478 059
II. Operating profit	1 024 849	598 280	266 499	149 000
III. Profit before taxation	1 082 871	628 106	281 587	156 428
IV. Profit for the period	873 333	511 899	227 099	127 487
V. Profit for the period attributable to shareholders of parent entity of the Group	872 780	511 198	226 955	127 313
VI. Profit for the period attributable to minority interests	553	701	144	175
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	4.36	2.56	1.13	0.64
IX. Net cash generated from operating activities	385 546	66 097	100 256	16 461
X. Net cash used in investing activities	(267 240)	(199 705)	(69 492)	(49 736)
XI. Net cash used in/ generated from financing activities	(13 849)	2 985	(3 601)	744
XII. Total net cash flow	104 457	(130 623)	27 163	(32 531)
	At 31.03.2006	At 31.12.2005	At 31.03.2006	At 31.12.2005
XIII. Current assets	4 527 144	4 210 089	1 150 277	1 090 753
XIV. Non-current assets	7 016 567	6 884 296	1 782 800	1 783 589
XV. Avavilable-for-sale non-current assets and assets included in disposal group	7 400	7 566	1 880	1 960
XVI. Total assets	11 551 111	11 101 951	2 934 957	2 876 302
XVII. Current liabilities	3 290 803	3 213 965	836 143	832 676
XVIII. Non-current liabilities	1 566 392	1 530 665	397 996	396 566
XIX. Equity	6 693 911	6 357 321	1 700 818	1 647 060
XX. Minority interest	14 821	14 631	3 766	3 791
XXI. Closing price of shares on last day of trading in quarter (in PLN)	83.00	30.80		

EXEMPTION NUMBER : 82-4639

II. Organisational structure of KGHM Polska Miedź S.A. Group at 31 March 2006


Parent Entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
KGHM CUPRUM sp. z o.o. - CBR
"Energetyka" sp. z o.o
Energetyka SSP Sp. z o.o.
KGHM Polish Copper Ltd.
CBJ sp. z o.o.
POL-MIEDŹ TRANS Sp. z o.o.
KGHM Kupferhandelsges. m.b.H
KGHM CONGO S.P.R.L.
KGHM Metraco sp. z o.o.
PeBeKa S.A.
DIALOG S.A.
"Zagłębie" Lubin SSA
PHP "MERCUS" sp. z o.o.
PHU "Lubinpex" Sp. z o.o.
KGHM Metale DSI S.A.
WFP Hefra SA
Walcownia Metali Nieżelaznych spółka z o.o.
WM "ŁABĘDY" S.A.
DFM ZANAM - LEGMET Sp. z o.o.
INOVA Spółka z o.o.
DKE Spółka z o.o.
INTERFERIE S.A.
Subsidiaries and indirect subsidiaries not subject to consolidation
PU "Mercus Serwis" Sp. z o.o.
AQUAKONRAD SA in liquidation
PCPM sp. z o.o.
TUW-CUPRUM
Associates
Polkomtel S.A.
MINOVA-KSANTE Spółka z o.o.
Indirect associates not accounted for using the equity method
PHU "Mercus Bis" Sp. z o.o.

III Effects of changes in the structure of the economic entity

In the first quarter of 2006 there were no changes in the structure of the economic entity due to the combination of business entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long term investments, or to the separation, restructurisation or discontinuation of activities.

IV. Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for the year 2006, in light of the results presented in this consolidated quarterly report relative to forecast results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.

In the current report dated 30 January 2006, the Company published its assumptions to the Budget for 2006, as approved at the meeting of the Supervisory Board on this same day. At the present time the Company is preparing an adjustment to the Budget of the Company for 2006, which includes a review of the projected results reflecting the financial results achieved in the first quarter and updated assumptions related to macroeconomic conditions, production and investments. The projection assumes realisation of a conditional agreement for the purchase of shares of Polkomtel S.A. by the end of 2006. The quarterly report of the Company for the first quarter of 2006, published on 5 May 2006, includes initial assumptions to the Budget adjustment.

V. Shareholders holding at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. as at the date of publication of this consolidated quarterly report, and changes in the ownership structure of significant packets of shares of the parent entity in the period since publication of the prior consolidated quarterly report

At the date of publication of the consolidated report for the fourth quarter of 2005, i.e. at 1 March 2006, at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. (based on announcements obtained by the Company under art. 147 of the Law on the Public Trading of Securities) were held by the following shareholders:

1. The State Treasury - 88 567 589 shares, representing 44.28% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 12 January 2001);
2. Deutsche Bank Trust Company Americas (depositary bank in the depositary receipts program of the Company) – 10 013 016 shares, representing 5.01% of the share capital of KGHM Polska Miedź S.A. and the same number of votes at the General Shareholders Meeting (based on an announcement dated 11 May 2005). Based on information received quarterly from the depositary bank, the number of global depositary receipts issued at 31 December 2005 amounted to 7 307 854, representing 14 615 708 shares and 7.31 % of the total number of votes.

At the date of publication of this report the following shareholders owned at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A.:

1. The State Treasury - 88 567 589 akcji, representing 44.28% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 12 January 2001);
2. Deutsche Bank Trust Company Americas (depositary bank in the depositary receipts program of the Company) – 10 013 016 shares, representing 5.01% of the share capital of KGHM Polska Miedź S.A. and the same number of votes at the General Shareholders Meeting (based on an announcement dated 11 May 2005). Based on information received quarterly from the depositary bank, the number of global depositary receipts issued at 31 March 2006 amounted to 6 252 278, representing 12 504 556 shares and 6.25 % of the total number of votes.

EXEMPTION NUMBER: 82-4639

VI. Changes in ownership of shares of the parent entity or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., based on information held by KGHM Polska Miedź S.A., during the period following publication of the prior consolidated quarterly report

Based on information held by the parent entity, the table below shows ownership of shares of KGHM Polska Miedź S.A. by management and supervisory personnel:

Position / function	First name, surname	Shares held as at publication date of Q4 2005 report (1 March 2006)	Shares bought since publication of Q4 2005 report	Shares sold since publication of Q4 2005 report	Shares held as at publication date of Q1 2006 report
1	2	3	4	5	6
President of the Management Board	Krzysztof Skóra	0	0	0	0
1st Vice President of the Management Board	Maksymilian Bylicki	0	0	0	0
Vice President of the Management Board	Wiktor Błądek	1 310	0	1 310	0
Vice President of the Management Board	Mirosław Biliński	0	0	0	0
Vice President of the Management Board	Marek Fusiński	0	0	0	0
Vice President of the Management Board	Ireneusz Reszczyński	0	0	0	0
Chairman of the Supervisory Board	Antoni Dynowski	0	0	0	0
Deputy Chairman of the Supervisory Board	Maciej Kruk	0	0	0	0
Secretary of the Supervisory Board	Józef Czyczerski	0	0	0	0
Member of the Supervisory Board	Czesław Cichoń	0	0	0	0
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Ryszard Kurek	10	0	0	10
Member of the Supervisory Board	Marcin Ślęzak	0	0	0	0
Member of the Supervisory Board	Ryszard Wojnowski	0	0	0	0

VII. List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 March 2006, does not represent at least 10% of the equity of KGHM Polska Miedź S.A.

VIII. Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the total value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of EUR 500 000 – which are not typical and routine transactions entered into under market conditions between related entities and do not arise from on-going operating activities

In the first quarter of 2006 neither KGHM Polska Miedź S.A. nor its subsidiaries entered into transactions with related entities which were not typical having a value exceeding EUR 500 000.

IX. Information on the granting by KGHM Polska Miedź S.A. or by a subsidiary of collateral on credit or loans, or of guarantees – in total to a single entity or subsidiary, if the total value of existing securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period 1 January 2006 – 31 March 2006 neither KGHM Polska Miedź S.A. nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

EXEMPTION NUMBER : 82-4639

X. Other information important for the evaluation of employment, assets, finances and the financial result and any changes thereto, and information which is important for evaluating the capacity to meet liabilities

In the first quarter of 2006, there were no other significant events apart from those mentioned in the commentary to the report which could have a significant impact on the evaluation of the assets, finances and financial result or any changes thereto, or which would be significant for evaluating the state of employment or the capacity to meet liabilities.

XI. Factors which will impact the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the parent entity – KGHM Polska Miedź S.A. – as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A. As a result, the most significant factors impacting the results of the Group through the parent entity are:

- copper and silver prices on the metals markets,
- the PLN/USD exchange rate, and
- electrolytic copper production costs.

KGHM Polska Miedź S.A. will concentrate its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while reflecting in its strategy risks arising from macroeconomic factors (copper prices, PLN/USD exchange rate).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

The consolidated quarterly report QS1/2006, comprising the Quarterly condensed consolidated financial statements prepared in accordance with IFRS for the period 1 January 2006 to 31 March 2006 and Other information to the consolidated financial report QS1/2006 signed in Lubin, 15 May 2006.

Signatures of persons representing the Company:

Date	First, surname	Position/Function	Signature
15 May 2006			WICEPREZES ZARZĄDU Marek Fusiński
15 May 2006			WICEPREZES ZARZĄDU Ireneusz Reszczyński
15 May 2006			DYREKTOR GENERALNY Centrum Usług Księgowych GŁÓWNY KSIĘGOWY KGHM Jacek Sieniawski